EXHIBIT 99.1 1E
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

September 18, 2012

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire news services on September 18, 2012.

Item 4.	Summary of Material Change

The Company reported today that new drill hole RR12-10, drilled to the east at an angle of -60 degrees, intersected a 407 foot (124.1m) interval of continuous gold mineralization averaging 0.118 oz Au/st, (4.05 g Au/t). RR 12-10 is a 260 foot (80m) northward step-out from hole RR12-01, drilled to the east at -55 degrees, which intersected 537 feet (164m) of 0.099 oz Au/st (3.38 g Au/t

Item 5.                  Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

September 18, 2012

GOLD STANDARD VENTURES CORP.
By:
“Richard Silas”
Corporate Secretary
Official Capacity
Richard Silas
(Please print here name of individual whose signature appears above.)

GOLD STANDARD VENTURES INTERSECTS FURTHER THICK INTERVALS OF HIGH-GRADE GOLD AT RAILROAD PROJECT`S NORTH BULLION FAULT ZONE

HOLE RR12-10 INTERSECTS 407 FEET (124.1 METERS) OF 0.118 OZ AU/ST (4.05 G AU/T) INCLUDING AN INTERNAL INTERVAL OF 54 FEET (16.5 METERS) OF 0.44 OZ AU/ST (15.1 G AU/T)

September 18, 2012 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) www.goldstandardv.com today released results from four more core holes drilled into the North Bullion Fault Zone (NBFZ) target at its near 100% owned/controlled Railroad Project in the Carlin Trend of Nevada.

The new results confirm the emergence of a growing high-grade core zone. New drill hole RR12-10, drilled to the east at an angle of -60 degrees, intersected a 407 foot (124.1m) interval of continuous gold mineralization averaging 0.118 oz Au/st, (4.05 g Au/t). RR 12-10 is a 260 foot (80m) northward step-out from hole RR12-01, drilled to the east at -55 degrees, which intersected 537 feet (164m) of 0.099 oz Au/st (3.38 g Au/t).  RR12-01 was, in turn, a 330 foot (100m) northward step-out from RR11-16, the NBFZ discovery hole drilled eastward at -70 degrees, which intersected 185 feet (56.4m) grading 0.124 oz Au/st (4.26 g Au/t). Each of these three holes returned significant intervals above 0.21 oz Au/st (7 g Au/t). RR12-18 and 12-19, now in progress, represent additional northward step-outs to explore the extension of this high-grade core zone.  (see location link).

Highlights of 12-10 include:

•	Thick interval of 407 feet (124.1m) of 0.118 oz Au/st, (4.05 g Au/t) of continuous gold mineralization

•	A high-grade core zone comprised of 142 feet (43.3m) of 0.220 oz Au/st, (7.54 g Au/t) including 54 feet (16.5m) of 0.44 oz Au/st. (15.1 g Au/t)

•	Similar high-grade has now been intersected in three holes spanning a north-to-south strike continuity of 590 feet (180 meters).

•	The high-grade mineralization remains open to the north, east and west.

•	Thick intervals of gold mineralization averaging 0.013 to 0.015 oz Au/st, (0.446 to 0.514 g Au/t) were encountered in nearly 1000 feet (305m) of core, almost to the bottom of the hole.

•
RR12-10 expands the potential for a major gold deposit within the NBFZ and confirms that its mineralization is similar to the larger, more robust gold deposits on the northern part of the Carlin Trend.

Assay results were also released for core holes RR12-08, -09 and -11, also drilled into the NBFZ. RR12-08 and -09 returned relatively narrow intercepts of lower grade gold. Both of these holes were located prior to completion of the CSAMT geophysical program which has helped to define the more prospective targets for intercepting high-grade mineralization. RR12-08 was drilled 580 feet (175m) south and west of RR11-16, encountering a highly faulted and attenuated stratigraphic section while RR12-09 was drilled 2200 feet (670m) north of RR11-16 and was probably located too far to the west of the target zone. RR12-11 successfully intersected 19 feet (5.8m) of 0.10 oz Au/st (3.429 g Au/t).  The extension of high-grade mineralization southward from RR11-16 remains enigmatic and is currently being reassessed from geological and CSAMT information for further drill testing.

Within the Bullion structural corridor, approximately 600 meters (2000 feet) to the south of the NBFZ target area, scout hole RR10-15, which was commenced in 2010 with an RC rig and completed this year with core, intersected 35.1 meters of 0.27 gAu/T.  This intercept suggests the presence of another gold zone within the Bullion structural corridor.

A conference call will be held by the company at 2:00pm EST to discuss today’s release and the ongoing exploration program at Railroad. Dial in numbers are provided at the end of this press release.

Dave Mathewson, Gold Standard`s Vice President of Exploration, stated that “the results of RR12-10 are very positive. We are continuing to intersect thick intervals of gold mineralization including some very nice high-grade material. Gold mineralization remains open in almost all directions. We are expanding the limits of the system and we are beginning to understand the very important zones of high-grade mineralization.  Better gold mineralization appears to be localized at the junctions of steeply-dipping tectonic breccias and essentially flat-lying dissolution collapse breccias.  This configuration provides a combined flat-tabular-to-steep distribution of gold mineralization.”

“We are also drilling additional targets at Railroad using what we have learned at the NBFZ…combining the CSAMT with the gravity data template we devised from modeling the NBFZ discovery zone and applying it to the greater Bullion Fault zone corridor which hosts it.  For this purpose, we are currently expanding the CSAMT survey primarily to the south, but also to the northwest.  In addition, we are closing in on the completion of the Railroad Exploration Plan of Operation which provides the permitting required for a larger drill program on public lands.  Once the plan is in place, we will be able to more aggressively expand our exploration along the north and south extensions of the Bullion Fault zone and also the prospective Railroad Fault zone corridor. ,” Mathewson said.

Gold Standard effectively controls the six mile (10 kilometers) long prospective Bullion Fault  corridor of permissive host rock units. The NBFZ mineralization has all the characteristics expected of a large and strong gold system and is typical of some of the major gold deposits located on the Carlin Trend and elsewhere in Nevada.  The high-grade gold zones occur within very complex, commonly silicified, baritic, alunitic and sulfidic, tectonic and coincident dissolution-created collapse breccias.  High-grade gold zones of greater than 0.2 oz Au/st. are also characterized by the presence of abundant “sooty” sulfides and, locally, realgar and orpiment (arsenic sulfides).

HOLE #	TD (M)	FROM (M)	TO (M)	INT. (M)	GOLD (G/T)	OTHER	INT. (FT)	GOLD (OZ/ST)
NBFZ RR12-8 (Core) -550East	661.6	269.5 317.0 422.3 572.9	278.6 320.1 428.4 573.8	9.1 3.1 6.1 0.9	0.48 0.79 0.45 0.48		30.0 10.0 20.0 3.0	0.014 0.023 0.013 0.014
NBFZ RR12-09 (Core) -700East	556.7	434.7 445.1 498.5	435.6 446.5 499.1	0.9 1.4 0.6	0.41 0.79 0.48		3.0 4.5 2.0	0.012 0.023 0.014
NBFZ RR12-10 (Core) -600East	634.8 Incl. Incl.	218.0 218.0 233.8 355.5 422.9 567.1	342.1 261.3 250.3 407.6 556.4 568.3	124.1 43.3 16.5 52.1 133.5 1.2	4.05 7.54 15.09 0.51 0.45 0.51		407.0 142.0 54.0 171.0 438.0 4.0	0.118 0.220 0.440 0.015 0.013 0.015
NBFZ RR12-11 (Core) -700East	581.4 Incl.	195.4 196.8 340.9 560.9	201.2 200.0 473.5 565.5	5.8 3.2 132.6 4.6	3.43 5.49 0.38 0.48		19.0 10.5 435.0 15.0	0.100 0.160 0.011 0.014
South of NBFZ target RR10-15 (Core) -750East	619.2	472.0	507.1	35.1	0.27		115.0	0.008

*note: the gold intervals reported in the above table are based on a 0.300 g Au/T (0.008 oz Au/st) cutoff. The reported gold intervals may, or may not represent true thicknesses and, or widths. In general, the gold distribution within these large, complex tectonic and collapse breccia bodies tends to be irregular and determinable by grade breaks only.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance: All sampling was conducted under the supervision of the Company's project geologist and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one half was sent to the lab for analysis and the other half retained in the original core box.  A blank, quarter core duplicate or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko.  The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver where they are digested and analyzed using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

CONFERENCE CALL:

A conference call to discuss this drilling update will be held at 2:00PM(EST) on September 18, 2012. Investors are invited to participate by connecting to the call using one of the following dial-in numbers and asking to be placed in the Gold Standard Conference call:

Date:                          September 18, 2012
Time:                          2:00 PM Eastern Standard Time
Dial in Number:        1-(647) 427-3411 or toll free 1-(888) 241-0326

The call will be hosted by Jonathan Awde, president and chief executive officer, Dave Mathewson, Vice-President of Exploration. Callers should refer to the newly posted slides on Gold Standard’s website that will be referenced during the meeting.

For listeners who missed the live conference, a webcast archive will be accessible on Gold Standard Ventures website two hours after the conclusion of the call.

ABOUT GOLD STANDARD VENTURES – Gold Standard is a Canadian-based company focused on the acquisition and exploration of district-scale and other gold-bearing mineral properties exclusively in the State of Nevada, United States. The Company’s flagship property is the Railroad Project, located in Elko County, Nevada. The Railroad Project is a prospective gold exploration target comprising approximately 19,764 acres (30.8 square miles) within the Carlin Trend of north-central Nevada.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.
On behalf of the Board of Directors of Gold Standard,
“Jonathan Awde”
Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our current drill plans are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: operational risks associated with mineral exploration; unanticipated geological formations, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). Furthermore, the existence of gold deposits on nearby properties is not necessarily indicative of the mineralization on our properties. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.